UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5 )*

TradeStation Group, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

89267P 10 5

(CUSIP Number)

William R. Cruz

TradeStation Group, Inc.

8050 S.W. 10th Street

Suite 4000

Plantation, Florida 33324

(954) 652-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89267P 10 5	Page 2 of 18

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons WRCF-I 1997 Limited Partnership
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) Not Applicable.
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power -0- (8) Shared Voting Power 19,970,306 (9) Sole Dispositive Power 8,103,738 (10) Shared Dispositive Power -0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 19,970,306
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13)	Percent of Class Represented by Amount in Row (11) 47.8%
14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 89267P 10 5	Page 3 of 18

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons WRCF-II 1997 Limited Partnership
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) Not Applicable.
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power -0- (8) Shared Voting Power -0- (9) Sole Dispositive Power 1,950,000 (10) Shared Dispositive Power -0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,950,000
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13)	Percent of Class Represented by Amount in Row (11) 4.7%
14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 89267P 10 5	Page 4 of 18

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons William R. Cruz
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) Not Applicable.
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6)	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power -0- (8) Shared Voting Power 19,970,306 (9) Sole Dispositive Power 10,053,838 (10) Shared Dispositive Power -0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 19,970,306
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13)	Percent of Class Represented by Amount in Row (11) 47.8%
14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 89267P 10 5	Page 5 of 18

This Amendment No. 5 further amends Items 4 and 5 of the Statement on Schedule 13D filed by William R. Cruz with the Securities and Exchange Commission on January 10, 2001, as previously amended by Amendment No. 1 filed on May 10, 2002, Amendment No. 2 filed on February 13, 2004, Amendment No. 3 filed on June 7, 2004 and Amendment No. 4 filed on September 17, 2004 (“Amendment No. 4”), with respect to the Common Stock, $.01 par value (“Common Stock”), of TradeStation Group, Inc.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by deleting the last paragraph of Item 4 of Amendment No. 4 and adding the following two paragraphs:

This Amendment is being filed in connection with the sale by WRCF-I 1997 Limited Partnership of 275,000 shares of Common Stock pursuant to a Rule 10b5-1 Sales Plan, for which Form 4s were filed with the Securities and Exchange Commission on October 21, 2004, October 26, 2004, October 28, 2004, November 2, 2004, November 4, 2004, November 8, 2004, November 10, 2004, November 15, 2004 and November 23, 2004, and to provide updating information. All sales of Common Stock pursuant to WRCF-I 1997 Limited Partnership’s Rule 10b5-1 Sales Plan were completed on November 23, 2004.

Except as described in the preceding paragraphs, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters required to be set forth in items (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Information with respect to WRCF-I 1997 Limited Partnership:

(a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, WRCF-I 1997 Limited Partnership expressly declares that the filing of this Schedule 13D shall not be construed as an admission that WRCF-I 1997 Limited Partnership is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

(b) Shared versus sole voting and dispositive power: See Items 7, 8, 9 and 10 of the applicable cover page.

(c) Transactions during last 60 days through November 23, 2004:

(i) On October 19, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.28 per share;

(ii) On October 19, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.30 per share;

CUSIP No. 89267P 10 5	Page 6 of 18

(iii) On October 19, 2004, the limited partnership sold 1,351 shares of Common Stock on the open market for $6.35 per share;

(iv) On October 19, 2004, the limited partnership sold 1,100 shares of Common Stock on the open market for $6.36 per share;

(v) On October 19, 2004, the limited partnership sold 1,049 shares of Common Stock on the open market for $6.37 per share;

(vi) On October 19, 2004, the limited partnership sold 1,995 shares of Common Stock on the open market for $6.40 per share;

(vii) On October 19, 2004, the limited partnership sold 505 shares of Common Stock on the open market for $6.45 per share;

(viii) On October 20, 2004, the limited partnership sold 5,000 shares of Common Stock on the open market for $6.30 per share;

(ix) On October 21, 2004, the limited partnership sold 1,100 shares of Common Stock on the open market for $6.28 per share;

(x) On October 21, 2004, the limited partnership sold 590 shares of Common Stock on the open market for $6.29 per share;

(xi) On October 21, 2004, the limited partnership sold 2,310 shares of Common Stock on the open market for $6.30 per share;

(xii) On October 21, 2004, the limited partnership sold 100 shares of Common Stock on the open market for $6.32 per share;

(xiii) On October 21, 2004, the limited partnership sold 4,846 shares of Common Stock on the open market for $6.35 per share;

(xiv) On October 21, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.38 per share;

(xv) On October 21, 2004, the limited partnership sold 54 shares of Common Stock on the open market for $6.40 per share;

(xvi) On October 22, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.23 per share;

(xvii) On October 22, 2004, the limited partnership sold 3,600 shares of Common Stock on the open market for $6.25 per share;

(xviii) On October 22, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.27 per share;

CUSIP No. 89267P 10 5	Page 7 of 18

(xix) On October 22, 2004, the limited partnership sold 100 shares of Common Stock on the open market for $6.29 per share;

(xx) On October 22, 2004, the limited partnership sold 6,300 shares of Common Stock on the open market for $6.30 per share;

(xxi) On October 25, 2004, the limited partnership sold 11,500 shares of Common Stock on the open market for $6.30 per share;

(xxii) On October 25, 2004, the limited partnership sold 1,500 shares of Common Stock on the open market for $6.33 per share;

(xxiii) On October 26, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $6.28 per share;

(xxiv) On October 26, 2004, the limited partnership sold 4,839 shares of Common Stock on the open market for $6.30 per share;

(xxv) On October 26, 2004, the limited partnership sold 100 shares of Common Stock on the open market for $6.31 per share;

(xxvi) On October 26, 2004, the limited partnership sold 3,800 shares of Common Stock on the open market for $6.34 per share;

(xxvii) On October 26, 2004, the limited partnership sold 1,008 shares of Common Stock on the open market for $6.35 per share;

(xxviii) On October 26, 2004, the limited partnership sold 253 shares of Common Stock on the open market for $6.38 per share;

(xxix) On October 27, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $6.29 per share;

(xxx) On October 27, 2004, the limited partnership sold 9,000 shares of Common Stock on the open market for $6.30 per share;

(xxxi) On October 27, 2004, the limited partnership sold 5,854 shares of Common Stock on the open market for $6.32 per share;

(xxxii) On October 28, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.24 per share;

(xxxiii) On October 28, 2004, the limited partnership sold 2,600 shares of Common Stock on the open market for $6.26 per share;

(xxxiv) On October 28, 2004, the limited partnership sold 3,000 shares of Common Stock on the open market for $6.27 per share;

CUSIP No. 89267P 10 5	Page 8 of 18

(xxxv) On October 28, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $6.28 per share;

(xxxvi) On October 28, 2004, the limited partnership sold 1,546 shares of Common Stock on the open market for $6.29 per share;

(xxxvii) On October 29, 2004, the limited partnership sold 1,800 shares of Common Stock on the open market for $6.18 per share;

(xxxviii) On October 29, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.19 per share;

(xxxix) On October 29, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $6.20 per share;

(xl) On October 29, 2004, the limited partnership sold 200 shares of Common Stock on the open market for $6.21 per share;

(xli) On November 1, 2004, the limited partnership sold 500 shares of Common Stock on the open market for $6.27 per share;

(xlii) On November 1, 2004, the limited partnership sold 500 shares of Common Stock on the open market for $6.28 per share;

(xliii) On November 1, 2004, the limited partnership sold 500 shares of Common Stock on the open market for $6.29 per share;

(xliv) On November 1, 2004, the limited partnership sold 500 shares of Common Stock on the open market for $6.30 per share;

(xlv) On November 1, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.31 per share;

(xlvi) On November 1, 2004, the limited partnership sold 574 shares of Common Stock on the open market for $6.32 per share;

(xlvii) On November 1, 2004, the limited partnership sold 2,800 shares of Common Stock on the open market for $6.33 per share;

(xlviii) On November 1, 2004, the limited partnership sold 1,500 shares of Common Stock on the open market for $6.34 per share;

(xlix) On November 1, 2004, the limited partnership sold 3,092 shares of Common Stock on the open market for $6.36 per share;

(l) On November 1, 2004, the limited partnership sold 534 shares of Common Stock on the open market for $6.37 per share;

CUSIP No. 89267P 10 5	Page 9 of 18

(li) On November 2, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.47 per share;

(lii) On November 2, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.48 per share;

(liii) On November 2, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.49 per share;

(liv) On November 2, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.50 per share;

(lv) On November 2, 2004, the limited partnership sold 5,500 shares of Common Stock on the open market for $6.54 per share;

(lvi) On November 2, 2004, the limited partnership sold 2,862 shares of Common Stock on the open market for $6.55 per share;

(lvii) On November 2, 2004, the limited partnership sold 1,527 shares of Common Stock on the open market for $6.56 per share;

(lviii) On November 2, 2004, the limited partnership sold 1,182 shares of Common Stock on the open market for $6.57 per share;

(lix) On November 2, 2004, the limited partnership sold 1,711 shares of Common Stock on the open market for $6.58 per share;

(lx) On November 2, 2004, the limited partnership sold 1,211 shares of Common Stock on the open market for $6.59 per share;

(lxi) On November 2, 2004, the limited partnership sold 7 shares of Common Stock on the open market for $6.60 per share;

(lxii) On November 2, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.64 per share;

(lxiii) On November 2, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $6.65 per share;

(lxiv) On November 3, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $6.62 per share;

(lxv) On November 3, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $6.63 per share;

(lxvi) On November 3, 2004, the limited partnership sold 5,000 shares of Common Stock on the open market for $6.64 per share;

CUSIP No. 89267P 10 5	Page 10 of 18

(lxvii) On November 3, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.67 per share;

(lxviii) On November 3, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.69 per share;

(lxix) On November 3, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $6.70 per share;

(lxx) On November 3, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.71 per share;

(lxxi) On November 4, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $6.68 per share;

(lxxii) On November 4, 2004, the limited partnership sold 3,000 shares of Common Stock on the open market for $6.70 per share;

(lxxiii) On November 4, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.76 per share;

(lxxiv) On November 4, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $6.78 per share;

(lxxv) On November 4, 2004, the limited partnership sold 1,493 shares of Common Stock on the open market for $6.82 per share;

(lxxvi) On November 4, 2004, the limited partnership sold 507 shares of Common Stock on the open market for $6.83 per share;

(lxxvii) On November 4, 2004, the limited partnership sold 500 shares of Common Stock on the open market for $6.84 per share;

(lxxviii) On November 4, 2004, the limited partnership sold 500 shares of Common Stock on the open market for $6.86 per share;

(lxxix) On November 5, 2004, the limited partnership sold 960 shares of Common Stock on the open market for $6.80 per share;

(lxxx) On November 5, 2004, the limited partnership sold 2,500 shares of Common Stock on the open market for $6.81 per share;

(lxxxi) On November 5, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.82 per share;

(lxxxii) On November 5, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $6.83 per share;

CUSIP No. 89267P 10 5	Page 11 of 18

(lxxxiii) On November 5, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.84 per share;

(lxxxiv) On November 5, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $6.85 per share;

(lxxxv) On November 5, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.86 per share;

(lxxxvi) On November 5, 2004, the limited partnership sold 440 shares of Common Stock on the open market for $6.89 per share;

(lxxxvii) On November 5, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.90 per share;

(lxxxviii) On November 5, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.95 per share;

(lxxxix) On November 8, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.63 per share;

(xc) On November 8, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.64 per share;

(xci) On November 8, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.65 per share;

(xcii) On November 8, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.67 per share;

(xciii) On November 8, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.68 per share;

(xciv) On November 8, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.70 per share;

(xcv) On November 8, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.72 per share;

(xcvi) On November 8, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.74 per share;

(xcvii) On November 8, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $6.75 per share;

(xcviii) On November 8, 2004, the limited partnership sold 3,000 shares of Common Stock on the open market for $6.78 per share;

CUSIP No. 89267P 10 5	Page 12 of 18

(xcix) On November 8, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.81 per share;

(c) On November 9, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.63 per share;

(ci) On November 9, 2004, the limited partnership sold 11,900 shares of Common Stock on the open market for $6.65 per share;

(cii) On November 9, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $6.66 per share;

(ciii) On November 9, 2004, the limited partnership sold 100 shares of Common Stock on the open market for $6.67 per share;

(civ) On November 10, 2004, the limited partnership sold 3,800 shares of Common Stock on the open market for $6.66 per share;

(cv) On November 10, 2004, the limited partnership sold 200 shares of Common Stock on the open market for $6.67 per share;

(cvi) On November 10, 2004, the limited partnership sold 1,387 shares of Common Stock on the open market for $6.68 per share;

(cvii) On November 10, 2004, the limited partnership sold 24 shares of Common Stock on the open market for $6.70 per share;

(cviii) On November 11, 2004, the limited partnership sold 4,900 shares of Common Stock on the open market for $6.70 per share;

(cix) On November 11, 2004, the limited partnership sold 1,100 shares of Common Stock on the open market for $6.72 per share;

(cx) On November 11, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.74 per share;

(cxi) On November 11, 2004, the limited partnership sold 4,000 shares of Common Stock on the open market for $6.75 per share;

(cxii) On November 12, 2004, the limited partnership sold 8,000 shares of Common Stock on the open market for $6.70 per share;

(cxiii) On November 12, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.71 per share;

CUSIP No. 89267P 10 5	Page 13 of 18

(cxiv) On November 12, 2004, the limited partnership sold 3,000 shares of Common Stock on the open market for $6.75 per share;

(cxv) On November 12, 2004, the limited partnership sold 4,000 shares of Common Stock on the open market for $6.76 per share;

(cxvi) On November 12, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $6.78 per share;

(cxvii) On November 12, 2004, the limited partnership sold 4,000 shares of Common Stock on the open market for $6.84 per share;

(cxviii) On November 12, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.86 per share;

(cxix) On November 12, 2004, the limited partnership sold 4,000 shares of Common Stock on the open market for $6.88 per share;

(cxx) On November 15, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $7.19 per share;

(cxxi) On November 15, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $7.20 per share;

(cxxii) On November 15, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $7.22 per share;

(cxxiii) On November 15, 2004, the limited partnership sold 4,000 shares of Common Stock on the open market for $7.24 per share;

(cxxiv) On November 15, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $7.25 per share;

(cxxv) On November 15, 2004, the limited partnership sold 4,000 shares of Common Stock on the open market for $7.26 per share;

(cxxvi) On November 15, 2004, the limited partnership sold 189 shares of Common Stock on the open market for $7.28 per share;

(cxxvii) On November 22, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $7.13 per share;

(cxxviii) On November 22, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $7.16 per share;

(cxxix) On November 22, 2004, the limited partnership sold 3,000 shares of Common Stock on the open market for $7.17 per share;

CUSIP No. 89267P 10 5	Page 14 of 18

(cxxx) On November 22, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $7.18 per share;

(cxxxi) On November 22, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $7.20 per share;

(cxxxii) On November 22, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $7.23 per share;

(cxxxiii) On November 22, 2004, the limited partnership sold 3,000 shares of Common Stock on the open market for $7.24 per share;

(cxxxiv) On November 22, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $7.25 per share;

(cxxxv) On November 22, 2004, the limited partnership sold 118 shares of Common Stock on the open market for $7.26 per share;

(cxxxvi) On November 22, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $7.27 per share;

(cxxxvii) On November 23, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $7.01 per share;

(cxxxviii) On November 23, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $7.03 per share;

(cxxxix) On November 23, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $7.04 per share;

(cxl) On November 23, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $7.05 per share;

(cxli) On November 23, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $7.09 per share;

(cxlii) On November 23, 2004, the limited partnership sold 3,000 shares of Common Stock on the open market for $7.10 per share; and

(cxliii) On November 23, 2004, the limited partnership sold 882 shares of Common Stock on the open market for $7.11 per share.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 89267P 10 5	Page 15 of 18

Information with respect to WRCF-II 1997 Limited Partnership:

(a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, WRCF-II 1997 Limited Partnership expressly declares that the filing of this Schedule 13D shall not be construed as an admission that WRCF-II 1997 Limited Partnership is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

(b) Share versus sole voting and dispositive powers: See Items 7, 8, 9 and 10 of the applicable cover page.

(c) Transactions during last 60 days through November 23, 2004: None.

(d) Not applicable.

(e) Not applicable.

Information with respect to William R. Cruz:

(a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, William R. Cruz expressly declares that the filing of this Schedule 13D shall not be construed as an admission that William R. Cruz is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

(b) Shared versus sole voting and dispositive powers: See Items 7, 8, 9 and 10 of the applicable cover page.

(c) Transactions during the last 60 days through November 23, 2004: See information above regarding transactions during the last 60 days by WRCF-I 1997 Limited Partnership and WRCF-II 1997 Limited Partnership.

(d) Not applicable.

(e) Not applicable.

(a) Information with respect to persons who, together with persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act:

(1) RLCF-I 1997 Limited Partnership

Aggregate number of Common Stock beneficially owned: 19,970,306

Percentage of Common Stock beneficially owned: 47.8%

(2) RLCF-II 1997 Limited Partnership

Aggregate number of Common Stock beneficially owned: 1,950,000

Percentage of Common Stock beneficially owned: 4.7%

CUSIP No. 89267P 10 5	Page 16 of 18

(3) Ralph L. Cruz

Aggregate number of Common Stock beneficially owned: 19,970,306

Percentage of Common Stock beneficially owned: 47.8%

(b) Information with respect to each person with whom the power to vote or direct the vote is shared:

(1) RLCF-I 1997 Limited Partnership

Name:	RLCF-I 1997 Limited Partnership

Principal Business:	Investor

Address of Principal Business and Principal Office:

5100 Westheimer
Second Floor, Unit 17-A
Houston, Texas 77056

Criminal Proceedings:	None.

Civil Proceedings:	None.

State of Organization:	Texas

   (2) RLCF-II 1997 Limited Partnership

Name:	RLCF-II 1997 Limited Partnership

Principal Business:	Investor

Address of Principal
Business and Principal
Office:	5100 Westheimer
Second Floor, Unit 18-A
Houston, Texas 77056

Criminal Proceedings:	None.

Civil Proceedings:	None.

State of Organization:	Texas

CUSIP No. 89267P 10 5	Page 17 of 18

(3) Ralph L. Cruz

Name:	Ralph L. Cruz

Business Address:	TradeStation Group, Inc.
8050 S.W. 10th Street
Suite 4000
Plantation, Florida 33324

Principal Occupation:

Co-Chairman of the Board and Co-Chief Executive

Officer of Issuer (a provider of securities brokerage

services and real-time analysis platforms and

services), 8050 S.W. 10th Street, Suite 4000,

Plantation, Florida 33324

Criminal Proceedings:	None

Civil Proceedings:	None

Citizenship:	USA

CUSIP No. 89267P 10 5	Page 18 of 18

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 1, 2004 (Date)	/s/ William R. Cruz
(Signature)

William R. Cruz, President of WRCF-I GP, Inc., the general partner of WRCF-I 1997 Limited Partnership
(Name and Title)

December 1, 2004 (Date)	/s/ William R. Cruz
(Signature)

William R. Cruz, President of WRCF-II Manager, Inc., the managing member of WRCF-II GP, LLC, the general partner of WRCF-II 1997 Limited Partnership
(Name and Title)

December 1, 2004 (Date)	/s/ William R. Cruz
(Signature)

William R. Cruz, individually
(Name and Title)